Exhibit 99.1

LIVEREEL MEDIA CORPORATION

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended March 31, 2015 and 2014

(Expressed in Canadian Dollars)

LiveReel Media Corporation

Notice to Reader of the Unaudited Condensed Interim Consolidated Financial Statements

The accompanying unaudited condensed interim consolidated financial statements of LiveReel Media Corporation for the three and nine months ended March 31, 2015 have been prepared in accordance with International Financial Reporting Standards, consistently applied.

The accompanying unaudited condensed interim consolidated financial statements have been prepared by and are the responsibility of the Company’s management.  The Company’s independent auditor has not performed a review of the unaudited condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim consolidated financial statements by an entity’s auditor.

June 1, 2015

LiveReel Media Corporation
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
	March 31, 2015	June 30, 2014
ASSETS	(unaudited)	(audited)
Current assets
Cash	$-	$1,250
Total assets	$-	$1,250

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 6)	$36,069	$36,696
Due to related parties (note 7)	17,587	89,159
Short-term loans payable (note 8)	-	233,386
Related party notes payable (note 9)	374,647	-
Total liabilities	428,303	359,241

Going concern (note 1)
Related party transactions (note 11)
SHAREHOLDERS’ DEFICIENCY
Capital stock (note 10)	7,880,660	7,880,660
Contributed surplus	361,196	361,196
Accumulated deficit	(8,670,159)	(8,599,847)
Total shareholders’ deficiency	(428,303)	(357,991)
Total liabilities and shareholders’ deficiency	$-	$1,250

Approved on behalf of the Board:

“Henry J. Kloepper”, Director	“J. Graham Simmonds”, Director
(signed)	(signed)

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
	Three Months Ended March 31, 2015	Nine Months Ended March 31, 2015	Three Months Ended March 31, 2014	Nine Months Ended March 31, 2014

Revenue	$-	$-	$-	$-
Expenses
Legal and professional fees	65,321	82,941	9,163	43,663
Shareholders information	8,906	34,328	7,500	29,515
Office and general	4,604	4,784	2,903	8,849
Financing costs	7,124	19,025	6,049	18,147
(Gain) on write off of related party advances (note 11b)	(70,745)	(70,745)	-	-
Foreign exchange (gain)	-	(21)	(9)	(13)
	15,210	70,312	25,606	100,161
Net loss and comprehensive loss	$(15,210)	$(70,312)	$(25,606)	$(100,161)
Net loss per share – basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Weighted average number of shares outstanding	23,521,744	23,521,744	23,521,744	23,521,744

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Unaudited Condensed Interim Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)
	Number of Shares	Share Capital	Contributed Surplus	Equity Component of Debt	Accumulated Deficit	Shareholders’ Deficiency
Balance, July 1, 2013	23,521,744	$7,880,660	$347,699	$13,497	$(8,474,027)	$(232,171)
Net loss for the period	-	-	-	-	(100,161)	(100,161)
Balance, March 31, 2014	23,521,744	$7,880,660	$347,699	$13,497	$(8,574,188)	$(332,332)
	Number of Shares	Share Capital	Contributed Surplus	Equity Component of Debt	Accumulated Deficit	Shareholders’ Deficiency
Balance, July 1, 2014	23,521,744	$7,880,660	$361,196	$-	$(8,599,847)	$(357,991)
Net loss for the period	-	-	-	-	(70,312)	(70,312)
Balance, March 31, 2015	23,521,744	$7,880,660	$361,196	$-	$(8,670,159)	$(428,303)

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
	Three Months Ended March 31, 2015	Nine Months Ended March 31, 2015	Three Months Ended March 31, 2014	Nine Months Ended March 31, 2014
OPERATING ACTIVITIES
Net loss for the period	$(15,210)	$(70,312)	$(25,606)	$(100,161)
Adjustment for non-cash items:
Accrued interest	7,124	19,025	6,049	18,147
(Gain) on write off of related party advances (note 11b)	(70,745)	(70,745)	-	-
Changes in working capital items:
Accounts payable and accrued liabilities	(3,465)	(627)	6,753	466
Cash used in operating activities	(82,296)	(122,659)	(12,804)	(81,548)

FINANCING ACTIVITIES
Advances from related parties	81,209	121,409	12,714	82,867
Proceeds from financing activities	81,209	121,409	12,714	82,867
Increase (decrease) in cash during the period	(1,087)	(1,250)	(90)	1,319
Cash, beginning of period	1,087	1,250	1,429	20
Cash, end of period	$-	$-	$1,339	$1,339

Supplemental Information:
Cash paid for income taxes	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2015 and 2014

1.	NATURE OF OPERATIONS AND GOING CONCERN

LiveReel Media Corporation (the “Company”) is an entertainment company focused on the identification and evaluation of other assets or businesses for purchase, both within and outside of the film industry.  The Company’s registered office is 70 York Street, Suite 1610, Toronto, ON, M5J 1S9.

These unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company has experienced operating losses and cash outflows from operations since incorporation, and suffers from a negative working capital. To this point, all operational activities and overhead costs have been funded through related party advances, equity and debt issuances. These conditions indicate that there could be substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficiency of $428,303 and an accumulated deficit of $8,670,159 as at March 31, 2015. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations.  The Company continues to receive funding from its shareholders and related parties to assist with the Company’s working capital requirements.  These financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.  It will continue to look to its shareholders and other related parties for continued financial support if necessary.

2.     BASIS OF PREPARATION

(a)	Statement of Compliance

These unaudited condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) and their interpretations as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements have been prepared in conformity with IAS 34 Interim Financial Reporting and do not include all the information required for full annual consolidated financial statements in accordance with IFRS and should be read in conjunction with the audited consolidated financials for the year ended June 30, 2014.

These unaudited condensed interim consolidated financial statements for the period ended March 31, 2015 were approved by the Board of Directors of the Company on June 1, 2015.

LiveReel Media Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2015 and 2014

(b)	Basis of Presentation

These consolidated financial statements have been prepared on the historical cost basis.  Historical cost is based on the fair value of the consideration given in exchange for assets.

Certain amounts in the comparative periods have been reclassified for presentations purposes. These reclassifications have no effect on the Company’s previously reported results of operations and financial position.

(c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary – LiveReel Productions Corporation (“LRPC”). All intercompany balances and transactions have been eliminated on consolidation.

(d)	Functional and Presentation Currency

These consolidated financial statements have been prepared in Canadian dollars, which is the Company’s functional and presentation currency.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed interim consolidated financial statements have been prepared using the same accounting policies, significant accounting judgments and estimates, and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended June 30, 2014, as described in Note 2 of those financial statements.

New standards not yet adopted

IFRS 9 - The IASB is currently developing IFRS 9 “Financial Instruments” which will replace IAS 39 “Financial Instruments: Recognition and Measurement”, the current standard for financial instrument. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value through profit and loss, replacing the multiple category and measurement models in IAS 39.  The approach in IFRS 9 is based on the entity’s business model for managing the financial assets and the contractual cash flow characteristic of the financial assets.  IFRS 9 is required to be applied for accounting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently assessing the potential impact of the amendments to IFRS 9 on its financial statements.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in December 2014 in order to clarify, among other things, that information should not be obscured by aggregating or by providing immaterial information, that materiality consideration apply to all parts of the financial statements and that even when a standard requires a specific disclosure, materiality considerations do apply. The amendments are effective for annual periods beginning on or after January 1, 2016. Earlier adoption is permitted.

LiveReel Media Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2015 and 2014

4.  CAPITAL MANAGEMENT

The Company includes equity, comprised of issued share capital, reserves and deficit, in the definition of capital.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund its activities relating to identifying and evaluating qualifying transactions.  To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

5.  FINANCIAL INSTRUMENTS AND RISK FACTORS

The fair value hierarchy that reflects the significance of inputs used in making fair value measurements is as follows:

Level 1:	quoted prices in active markets for identical assets or liabilities;
Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3:	inputs for the asset or liability that are not based upon observable market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As at March 31, 2015 and June 30, 2014, the Company’s cash classified as Level 1.

The fair values of the Company’s financial instruments consisting of cash, accounts payable and other accrued liabilities, due to related parties, short-term loans payable and related party notes payable, approximate their carrying value due to the relatively short term maturities of these instruments.

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on the unaudited condensed interim consolidated financial statements. The following analysis provides a measurement of risks as at March 31, 2015.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At March 31, 2015, there is doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and a $428,303 (June 30, 2014 - $357,991) working capital deficit. Liquidity risk continues to be a key concern in the development of future operations.

LiveReel Media Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2015 and 2014

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

 (ii) Foreign Currency Risk

The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars, therefore, the Company is not exposed to any significant foreign currency risk.

(iii) Price Risk

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any significant equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

Sensitivity Analysis

Based on management’s knowledge and experiences of the financial markets, the Company’s management believes the following movements are “reasonably possible”. The interest rates on all of the Company’s existing interest bearing debt are fixed. Sensitivity to a plus or minus 25 basis points change in rates would not significantly affect the fair value of this debt. The Company does not have any financial instrument balances denominated in foreign currencies to give rise to exposure to foreign exchange risk.

6.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities include the following:

	March 31, 2015	June 30, 2014
Accounts payable	$1,000	$-
Accrued liabilities	35,069	36,696
Total	$36,069	$36,696

LiveReel Media Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2015 and 2014

7.     DUE TO RELATED PARTIES

Amounts due to related parties consist of the following:

	March 31, 2015	June 30, 2014
Advances from related parties	$15,000	$89,159
Interest accrued on related party notes payable	2,587	-
	$17,587	$89,159

8.     SHORT-TERM LOANS PAYABLE

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. (“Difference”), at the time an arms’ length party, in the aggregate principal amount of $50,000.   The loan had a term of twelve months maturing December 19, 2013, accrued interest at 12% per annum until maturity, and could be prepaid at any time without notice or penalty.

On March 22, 2013, Difference, at the time the Company’s largest shareholder, entered into an unsecured loan agreement in the aggregate principal amount of $150,000.  The loan had a term of twelve months maturing March 22, 2014, accrued interest at 12% per annum until maturity, and would be prepaid at any time without notice or penalty.

On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis.

During the three and nine month periods ended March 31, 2015, the Company accrued interest expenses of $4,537 (March 31, 2014 - $6,049) and $16,438 (March 31, 2014 - $18,147), respectively, on these loans.

On March 10, 2015, the short-term loans payable of $200,000 and accrued interest of $49,825 (collectively the “Short-Term Loans Payable”) owing to Difference were fully settled in a transaction by entities related to the Company, see note 9.

9.     RELATED PARTY NOTES PAYABLE

On March 10, 2015, the Short-Term Loans Payable in the amount of $249,825 (see note 8) and other related party advances in the amount of $124,822 (see note 11), were fully settled with the issuance of $374,647 in related party notes payable (the “Notes Payable”) to new entities related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

During the three and nine month periods ended March 31, 2015, the Company accrued $2,587 (March 31, 2014 – nil) in interest expense on the Notes Payable.

12

LiveReel Media Corporation
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2015 and 2014

10.   CAPITAL STOCK

a)	Authorized: Unlimited number of common shares

b)	Issued:
	March 31, 2015		June 30, 2014
	Common Shares	Amount	Common Shares	Amount
Beginning of period	23,521,744	$7,880,660	23,521,744	$7,880,660
Issued	-	-	-	-
End of period	23,521,744	$7,880,660	23,521,744	$7,880,660

11.       RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the three and nine month periods ended March 31, 2015 and 2014 and balances as at those dates, not disclosed elsewhere in the consolidated financial statements are:

a)
During the three and nine months ended March 31, 2015, the Company received $66,209 (2014 – $12,714) and $106,409 (2014 - $82,867), respectively, in advances from Difference, its former shareholder, for working capital purposes.

b)
During the three and nine month periods ended March 31, 2015, Difference forgave $70,745 of the above advances and the remaining $124,822 due to Difference from advances was settled with Notes Payable, see note 9.

c)	During the three and nine months ended March 31, 2015, the Company accrued interest of $7,124 and $19,025, respectively, on loans due to related parties, see notes 8 and 9.

d)	During the three and nine month periods ended March 31, 2015, the Company expensed $3,500 in fees payable to a related entity for accounting and consulting services.

e)	During the three and nine month period ended March 31, 2015, the Company received $15,000 in advances from related entities, for working capital purposes.

12.       SEGMENTED INFORMATION

The Company does not have any reportable segments at this time and all operations take place in Canada.